SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 2, 2005

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On February 1st, 2005, Trintech issue the following press release:

Trintech Announces Appointment of Paul Byrne as

President and Chief Financial Officer

Dublin, Ireland/Dallas, Texas – 1st February, 2005 – Trintech Group Plc (NASDAQ: TTPA: Prime Standard: TTP), a leading provider of transaction reconciliation and payment infrastructure solutions, is pleased to announce the appointment of Paul Byrne as President and Chief Financial Officer with effect from today.

This new position will report directly to Cyril McGuire, Trintech’s Chief Executive Officer and Chairman and will have overall responsibility for sales, marketing, development, operations, finance and corporate affairs.

“Paul and I have worked closely together for eight years, where Paul has served as Chief Financial Officer and Director of Trintech. This new position will leverage his considerable skills, knowledge and experience as Trintech enters its next exciting phase of growth”, said Cyril McGuire. “This appointment will strengthen the management structure with the aim of delivering continued profitable growth and enhanced shareholder value”.

To enable Byrne to develop the Company and focus on this new position as President, the Board have commenced a search for a new Chief Financial Officer to succeed him. In the interim, Byrne will continue to act as the CFO until this appointment is made.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated: Feb 2, 2005